

July 8, 2022

Leslie Buttorff
Principal Executive Officer and Principal Financial Officer
PANACEA LIFE SCIENCES HOLDINGS, INC.
5910 S University Blvd, C18-193
Greenwood Village, CO 80121

> **Re: PANACEA LIFE SCIENCES HOLDINGS, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **File No. 001-38190**

Dear Ms. Buttorff:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences